EXHIBIT 99.F

ONCOLYTICS BIOTECH INC. (“the Company”)

CODE OF ETHICS

This Code of Ethics is applicable to the Chief Executive Officer, the Chief Financial Officer, the Controller and all accounting officers performing similar functions.

The Company requires ethical conduct in the practice of financial management and any and all activities that impact on the financial results of the Company from all its officers and employees (collectively, the “Financial Officers”).

The Financial Officers hold important roles in corporate governance and financial reporting. They are uniquely positioned and empowered to ensure that the Company’s and its stockholders, interests are appropriately balanced, protected and preserved. This code provides principles that these officers must adhere to and advocate. This code is designed to designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that a company files with, or submits to, the SEC and in other public communications made by the company;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of code violations to an appropriate person or persons identified in the code; and
•	accountability for adherence to the code.

The Financial Officers will:

•	Act at all times with honesty, integrity and independence, avoiding actual or apparent conflicts of interest in personal and professional relationships
•	Discuss with the appropriate level (senior management or board), in advance, any transaction that reasonably could be expected to give rise to a conflict of interest.
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Provide full, fair, accurate, complete, objective, and timely financial disclosures in documents filed or submitted to the Securities and Exchange Commission, any other government agency or self-regulatory organization, or used in public communications.

•	Comply with the Company’s policies and procedures, which includes compliance with all applicable rules and regulations of applicable

Approved by Resolution April 23, 2003

governments, commissions and exchanges in jurisdictions within which the Company conducts its activities.

•	Act in good faith with due care, diligence and without knowingly misrepresenting material facts or allowing my better judgment to be subordinated.
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Protect and respect the confidentiality of information acquired in the course of my work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of my work will not be used for personal advantage.

•	Be recognized as a responsible partner among my colleagues.
•	Responsibly use and control assets and other resources employed or entrusted to my supervision.
•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.
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Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or any provision of the Company’s Codes of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such conflict.

Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment. If you believe that a violation of the Code of Ethics has occurred, please contact the Chairman of the Audit Committee.

It is against the Company’s policy to retaliate against any employee for good faith reporting of violations of this code.

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